FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2010
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

14th Floor, Daerung Post Tower 2nd
182-13 Guro-Dong Goru-Gu
Seoul, Korea 152-790
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	____	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	____	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	____	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Webzen Inc.

INDEX TO EXHIBITS

Item
1.	Results of EGM
2.	Change of CEO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.
Date: June 07, 2010	By:	/s/ Chang Keun Kim
		Name:	CHANG KEUN KIM
		Title:	Chief Executive Officer

Item 1.

Result of Extraordinary Shareholders’ Meeting

1. Details of Other Resolutions
Matters requiring resolution
Agenda No 1. Approval of Merger Contract with NHNGames Co.,Ltd
àApproved according to original suggestion

Agenda No 2.
Amendments of Articles of Incorporation
àApproved according to original suggestion

Agenda No 3.
Election of Directors
àApproved according to original suggestion

Agenda No 4.
Election of outside directors constituting the audit Committee
àApproved according to original suggestion

2. Date of Shareholders	June 04, 2010
Other references concerning investment decisions
-  With regards to the merger of Webzen, and NHN Games, as per Article 522-3 of the Commercial Code, Article 165-5 of the Financial Investment Services and Capital Markets Act, and Article 176-7 of its Enforcement Decree, if the aggregate amount of the purchase price that needs to be paid by NHN Games and Webzen in response to the exercise of aforementioned appraisal rights exceeds KRW 30,000,000,000, the parties

-  Although the total assets, capital, and sales of the unlisted corporation NHN Games, are smaller than those of the listed corporation Webzen, as per the financial statements for the fiscal year immediately preceding the fiscal year of the date of submitting this report, the merger is still deemed an indirect listing as there is a change in the largest shareholder as stipulated in the KOSDAQ Market Listing Regulations Details Article 19 Paragraph 1 Items 2 and 3.

-  The merger of Webzen and NHN Games is a case of Indirect Listing, but as the fiscal requirements of Article 19 Paragraph 1 Item 2 of the KOSDAQ Market Listing Regulations are met, there is no possibility of de-listing after the merger.

-

※ Relevant Disclosure

Details of Director Candidates in the Board
Name	Birth Year	Terms	Experiences	Current Title	Education	Nationality
In Joon, Hwang	June 1965	3 Years	• Woori Financial Group • Woori Investment & Securities Co., Ltd.	CFO of NHN Corp.	Seoul Nat’l Univ. Graduate School of New York Univ.	Rep. of Korea
Wook Jeong	December 1972	3 Years	• Accenture plc. • Freechal Inc.	Executive Director of Game Business Group, NHN Corp.	Seoul Nat’l Univ.	Rep. of Korea
Hyun Sung Kim	December 1971	3 Years	• DR & AJU Law Firm • Judge, Seoul Northern District Court	Executive Director of Judicial Group, NHN Corp.	Seoul Nat’l Univ.	Rep. of Korea

Details of Outside Director Candidates in the Board
Name	Birth Year	Terms	Experiences	Current Title	Education	Nationality
Chang won, Rhee	November, 1963	3Years	• Partner attorney at Shin & Kim	Partner attorney at Shin & Kim Outside Director of Webzen	Seoul Nat’l Univ.	Rep. of Korea
Seung han, Ha	September 1967	3Years	• CPA at Shin & Kim	CPA at Shin & Kim Outside Director of Webzen	Seoul Nat’l Univ.	Rep. of Korea

Details of Audit Committee Candidates in the Board
Name	Birth Year	Terms	Current Title Experiences	Whether candidate is outside director or not	Relationship between said candidate and major shareholders	Person Nominating said candidate
Chang won, Rhee	November, 1963	3Years	Partner attorney at Shin & Kim	Outside Director	None	Board of Directors
Seung han, Ha	September 1967	3Years	CPA at Shin & Kim	Outside Director	None	Board of Directors

Item 2.

Change of CEO

1. Detail of Change	CEO before Change	Chang Keun, Kim
	CEO after Change	Chang Keun, Kim Byung Gwan, Kim Each representative
2. Reason for Change
3. Date of Change		June 04, 2010
4. Date of Board of Directors Resolution		June 04, 2010
- Attendance of Outside Directors	Present(No)	3
	Absent(No)	-
- Attendance of auditors(members of audit Committee)		Present
5. Other references concerning investment decisions		-
Relevant disclosure -

Profile of the Total CEO
Name (Name of Corporation)	Date of Birth (Date of Establishment of corporation)	Relationship to Largest Shareholder	Number of Shares	Shareholding Ratio(%)	Remarks
Chang Keun, KIm	1971-05-23	Relative Parties	10,000	0.08%	-
Byung Gwan, Kim	1973-01-15	Relative Parties	-	-	-

Professional Background
Name (Name of corporation)	Name of Company	Position	Hire Date	Retirement Date	Remarks
Chang Keun, KIm	Webzen Inc.	Representative	2008-10-24	-	-
Byung Gwan, Kim	NHNGames co., Ltd	Representative	2004-10-26	-	-